UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	Documentation of the General Ordinary and Extraordinary Shareholders’ Meeting summoned for April 8, 2016

Item 1

NORTEL INVERSORA S.A.

NOTICE OF ORDINARY AND EXTRAORDINARY GENERAL

SHAREHOLDERS’ MEETING.

The shareholders are summoned to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 8, 2016, at 03:00 p.m. on a first call, and at 04:00 p.m. on a second call (for the matters that must be decided at an Ordinary Meeting) at Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, in order to consider the following:

1°) Appointment of two shareholders to approve and sign the Minutes of the Meeting.

2°) Consideration of the appointment of regular and alternate Directors.

3°) Consideration of the resignations submitted by two members and two alternate members of the Supervisory Committee and appointment of their replacements until the next Annual Ordinary Shareholders´ Meeting is held.

4º) Review of the performance of the regular and alternate Directors as well as the members and alternate members of the Supervisory Committee who resigned due to the change of the controlling shareholder of the Company.

5°) To grant indemnity to the extent and as far as it is allowed by law, for a period of 6 years, to the members and alternate members of the Board of Directors and of the Supervisory Committee who resigned to their positions due to the change of the controlling shareholder of the Company and to the former Directors and members of the Supervisory Committee of Nortel Inversora S.A. nominated or appointed, directly or indirectly, by the former controlling shareholder.

THE BOARD OF DIRECTORS.

NOTE I: To attend the Meeting, shareholders shall notify us of their attendance no less than three business days before the stockholders’ meeting, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. The deadline is April 04, 2016, at 5.00 p.m. The address where the stockholders’ meeting will be held is not the Company’s headquarters.

Note II: Item 5 on the Agenda will be addressed according to the rules applicable to Extraordinary Shareholders’ Meetings, and the remaining items will be addressed according to the rules applicable to Ordinary Shareholders’ Meetings.

NOTE III: Upon registration to participate in the Shareholders’ Meeting and upon effective attendance, the details of each holder of record of the shares and its representative set forth in Section 22, Chapter II, Title II of the Rules of the CNV (N.T. 2013) shall be disclosed. Companies organized abroad and trusts and similar entities shall disclose the information and submit the documentation set forth in Sections 24, 25 and 26 of Chapter II, Title II of the Rules of the CNV (N.T. 2013).

NOTE IV: Any persons attending the Shareholders Meetings as custodians or managers of third parties’ shares are required to comply with the requirements of Section 9, Chapter II, Title II of the Rules of the CNV (N.T. 2013), so as to be eligible to cast a dissenting vote.

NOTE V: Printed copies of the documentation to be analyzed at the Stockholders’ Meeting, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

NOTE VI: It is hereby requested that stockholders arrive at least 15 minutes before the beginning of the Stockholders’ Meeting, for purposes of submitting their proxies and executing the Attendance Registry.

NORTEL INVERSORA S.A.

PROPOSALS OF THE BOARD OF DIRECTORS CONCERNING THE ISSUES

TO BE DISCUSSED AT THE ORDINARY AND EXTRAORDINARY

SHAREHOLDERS’ MEETING

First item: It is proposed to the Shareholders’ Meeting the designation to approve and sign the Minutes of the two shareholders that registered the higher number of shares to participate in the Meeting.

Second item: No proposal is made over this item, leaving under consideration of the Shareholders´ Meeting the appointment of regular and alternate Directors.

Third item: No proposal is made over this item, leaving under consideration of the Shareholders´ Meeting the resignations of members and alternate members of the Supervisory Committee. The Board of Directors abstains from submitting a proposal in respect to the candidates to be appointed as members and alternate members of the Supervisory Committee .Shareholders who shall propose candidates to serve on the Supervisory Committee are reminded of the requirement to notify the Shareholders’ Meeting if such candidates qualify as “independent” and that Section 79 of the Law 26,831 provides: “In companies under public offering rules on shares or bonds, all the members of the Supervisory Committee shall qualify as independent”.

Fourth item: No proposal is submitted on this item, leaving under consideration of the Shareholders’ Meeting the review of the performance of the members of the Board of Directors and the Supervisory Committee that have resigned due to the change of the controlling shareholder of the Company.

Fifth item: It is proposed to the Shareholders to approve to grant indemnity to the extent and as far as is it allowed by law, for a period of 6 years, to the regular and alternate members of the Board of Directors and of the Supervisory Committee who resigned to their positions due to the change of the Company’s controlling shareholder, and to the former Directors and members of the Supervisory Committee of the Company nominated or appointed, directly or indirectly, by the former controlling shareholder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 9, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations